EXHIBIT 3.1

Text of Amendment to Registrant’s Articles of Incorporation.

The Articles of Incorporation of Gilder Enterprises, Inc. (the “Corporation”) is hereby amended to change the name of the Corporation from Gilder Enterprises, Inc. to MedaSorb Technologies Corporation so that paragraph 1 of the Articles of Incorporation shall read in its entirety, as follows:

“The name of the corporation is MedaSorb Technologies Corporation (hereinafter referred to as the “Corporation”).”

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